

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2022

Scott Dunbar
Acting Chief Executive Officer
SECOND SIGHT MEDICAL PRODUCTS INC
13170 Telfair Ave
Sylmar, California 91342

  Re: SECOND SIGHT MEDICAL PRODUCTS INC
   Registration Statement on Form S-4
   Filed May 13, 2022
   File No. 333-264959

Dear Mr. Dunbar:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: William N. Haddad, Esq.